ALLIED GOLD LIMITED
ACN 104 855 067

25 July 2007

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

QUARTERLY REPORT FOR THE PERIOD ENDED 30 JUNE 2007

HIGHLIGHTS

- **First gold production from the company's 100% owned Simberi Oxide Project remains on track for October 2007. Allied Gold has spent AUD$56.53 million and committed AUD$66.44 million to the project thus far, representing 68% and 80% respectively of the total capital expenditure budget.**

- **Accommodation village and wharf both completed and fully operational. The ball mill and scrubber were completely installed by early July 2007.**

- **Significant results were received from road channel sampling on the Monun Creek prospect, in the valley approximately midway between the Sorowar and Pigiput deposits. The most striking results were:**
  - **30m of 1.19 g/t gold**
  - **90m of 1.79 g/t gold**
  - **95m of 1.66 g/t gold**
  - **295m of 1.17 g/t gold, *including:***
    - **30m of 2.87 g/t gold *and also***
    - **20m of 3.06 g/t gold**

- **These channel sampling results indicate that Monun Creek most likely represents the south-easterly extension of the Sorowar deposit, Simberi's largest single deposit with a total resource of 1.258 million ounces and ore reserves containing 546,000 ounces of gold. This apparent strike extension is in the order of 300 metres, which is significant in the context that Sorowar has a strike length of approximately 700 metres.**

- **Exploration drilling is poised for recommencement in the September quarter with delivery and commissioning and deployment of four drilling rigs anticipated during the period.**

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

OXIDE MINE DEVELOPMENT AND PROJECT CONSTRUCTION

The Simberi Oxide Gold Project is a Stage 1 open-pit mining project which will extract ore from at least seven deposits which represent the known surface and near-surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island. After the initial delivery of ore by trucking for plant commissioning, ore delivery will be facilitated by an aerial rope conveyor to a conventional CIL (carbon-in-leach) processing facility.

Allied has current total Oxide / Sulphide Resources of 2,389,000 ounces of gold including 783,000 ounces of oxide and transitional gold reserves and mineral resources within designed open pits. The project is fully permitted and has the support of local landowner groups and Government.

The project development remains on schedule for project delivery in the second half of 2007, with the first gold pour currently scheduled for late October 2007. Some construction delays have been experienced due to difficulties in obtaining work permits and visas for the workforce of the structural and mechanical installation contractor, as well as inclement weather and rough seas which have delayed the sinking of the Deep Sea Tailings Placement (DSTP) pipeline.

During the quarter construction of the wharf was completed and commissioned for use. This, combined with the purchase of the MV Lady Geraldine barge, has assisted in mitigating the risk of major project delays brought about by late delivery of structural steelwork.



Figure 1 – MV Lady Geraldine landing barge docking at Pigiput Bay wharf

A major milestone has been achieved with the completion of the installation of the ball mill and scrubber in early July. Work in the processing plant area is now focussing on the erection of the leach tanks and steelwork.



Figure 2 – Simberi Scrubber Installation completed

Process plant civil works are 72% complete with work continuing on the ROM area retaining walls. Accommodation construction is 100% complete with all blocks handed over for occupation. Work commenced on the erection of the leach tanks and the structural steel for the scrubber area. The overall process plant design work is 98% complete and procurement is 92% complete with the major packages and long lead items 100% complete. Focus is on the erection of steel work as it arrives on Simberi.

Major earthworks are now essentially complete, and civil works activity is centred on completion of the concrete foundations for the aerial conveyor in readiness for commencement of ropeway construction in the September quarter. Civil works for Number 1 pylon for the aerial ropeway were completed and concrete work for Number 3 commenced. Concrete works at the loading station at Sorowar and the discharge point at Pigiput continued at a satisfactory rate.


10.07.2007

Figure 3 – Aerial ropeway route from Pylon 3 to process plant (background)

The aerial ropeway is expected to be operational in the March 2008 quarter, but this will not impact ore supply to the process plant as the mining schedule calls for ore delivery via standard road haulage in the initial six months of the project.

At the end of the reporting period total costs incurred to date were AUD$56.53M compared to the budgeted amount of AUD$71.55M. The total spent and committed to date is AUD$66.44M. Cost changes for the period were for the addition of the tank farm until the fuel supply contract is completed and additional EPCM costs due to additional drawings required. The project is still expected to be completed close to the allowed budget. The major cost exposure is the installation of the DSTP pipeline.

Tender documents were issued for the mining contract and a site visit for the short-listed mining proponents was conducted during June. Tenders will close in mid-July and the contract is due to be awarded soon thereafter.

Project progress by the various areas is as follows:

	Engineering design	**91%**
•	Mechanical design	95%
•	Civil and Structural design	96%
•	Electrical design	78%
•	Drafting	99%
	Procurement	**92%**
	Construction	**35%**

Future milestones include:

• Deep Sea Tailings Placement system completed	September 07
• Award Mining Contract	August 07
• Plant Commissioning	September / October 07
• Aerial Rope Conveyor operational	February 08
• First Gold Pour	October 07

EXPLORATION

SIMBERI ISLAND – ML 136 and EL 609

The following major capital drilling items were purchased during the quarter:

- Two track-mounted Rockdrill 3000 multi-purpose drilling rigs
- Associated drilling peripherals for these two machines

As advised in the previous Quarterly Report, a track-mounted DFM400 diamond drilling rig and a track-mounted multi-purpose UDR650 drilling rig have also been purchased. Estimated delivery of these machines to Site is as per the following schedule:

Rig #	Type	Arrive Site
1	DFM400 – diamond-only mounted on Morooka	August 07
2	Rockdrill 3000 rig #1 multi-purpose, track-mounted	September 07
3	Rockdrill 3000 rig #2 multi-purpose, track-mounted	September 07
4	UDR 650 multi-purpose, track-mounted	Late August 07

Routine continuous channel sampling (5-metre composites) of the bulldozed access roads in and around the MN001 drill pad on ML136 returned four substantial and separate mineralized intercept lengths of:

- **30m of 1.19 g/t gold**
- **90m of 1.79 g/t gold**
- **95m of 1.66 g/t gold**
- **295m of 1.17 g/t gold, *including***
    - **30m of 2.87 g/t gold, and**
    - **20m of 3.06 g/t gold**

The 5-metre composite sample assay details of these intercepts are as follows:

Surface Sample No.	TIG mN	TIG mE	RL (m)	Au g/t	Intercept
213408	209874.0	44661.53	149.68	0.31	
213409	209873.0	44666.20	148.22	0.38	
213410	209872.1	44670.80	146.51	0.21	
213411	209871.5	44675.52	144.96	0.31	
213412	209868.8	44698.57	136.25	0.29	
213413	209863.7	44691.14	135.27	0.27	
213414	209861.4	44686.77	134.58	0.98	
213415	209859.0	44682.38	134.14	0.98	
213416	209856.0	44678.46	133.62	0.68	
213417	209852.6	44674.84	132.92	0.23	
213418	209849.2	44671.20	132.40	0.67	
213419	209845.8	44667.57	131.79	0.32	
213420	209842.5	44663.95	131.10	0.34	
213421	209839.5	44659.93	130.49	0.30	
213422	209836.1	44656.28	130.23	0.35	
213424	209829.4	44649.01	129.70	0.39	
213425	**209825.6**	**44645.67**	**129.44**	**2.19**	
213426	**209821.6**	**44642.81**	**129.09**	**2.22**	
213427	**209816.9**	**44640.94**	**129.35**	**0.80**	
213428	**209812.0**	**44640.33**	**129.35**	**0.41**	
213429	**209807.0**	**44640.76**	**129.44**	**0.69**	
213430	**209802.6**	**44643.11**	**129.70**	**0.83**	30m @ 1.19 g/t Au
213431	209798.0	44645.06	129.96	0.41	
213432	209793.2	44646.60	130.40	0.16	
213433	209791.7	44643.42	131.63	0.20	
213434	209787.3	44645.76	131.72	1.42	
213435	209782.9	44648.11	131.81	0.74	
213436	209779.5	44651.82	131.98	0.74	
213437	209776.5	44655.81	132.24	0.34	
213438	209773.2	44659.53	132.24	0.33	
213439	209771.5	44664.21	131.89	0.45	
213440	209769.6	44668.82	131.37	0.45	
213441	209767.6	44673.32	130.50	0.36	
213442	209764.5	44677.13	129.46	0.36	
213443	209759.7	44678.23	128.59	0.29	
213444	209755.2	44676.39	127.73	0.29	
213445	209750.7	44674.12	127.38	0.27	
213446	209746.3	44671.86	127.12	0.26	
213447	**209741.7**	**44669.99**	**126.85**	**1.49**	
213448	**209736.9**	**44668.52**	**126.77**	**3.65**	
213449	**209731.9**	**44668.35**	**126.59**	**4.33**	
213450	**209727.0**	**44669.30**	**126.07**	**5.25**	
213451	**209722.2**	**44670.41**	**125.20**	**1.29**	
213452	**209717.6**	**44672.35**	**124.76**	**0.56**	
213453	**209712.1**	**44673.74**	**120.45**	**0.75**	
213454	**209707.6**	**44675.67**	**119.59**	**1.66**	
213455	**209702.6**	**44675.50**	**118.63**	**0.46**	
213456	**209702.4**	**44670.52**	**118.20**	**0.72**	
213457	**209704.3**	**44665.96**	**118.89**	**0.80**	
213458	**209705.4**	**44661.07**	**118.89**	**2.93**	

Surface Sample No.	TIG mN	TIG mE	RL (m)	Au g/t	Intercept
213459	**209706.4**	**44656.20**	**119.33**	**1.37**	
213460	**209707.0**	**44651.25**	**119.59**	**2.44**	
213461	**209707.6**	**44646.30**	**120.02**	**1.15**	
213462	**209705.8**	**44636.76**	**121.07**	**1.17**	
213463	**209700.9**	**44637.45**	**120.81**	**0.94**	
213464	**209695.9**	**44638.15**	**120.81**	**1.23**	90m @ 1.79 g/t
213465	209691.0	44638.84	121.16	0.22	
213466	209686.1	44639.54	120.90	0.22	
213467	209682.4	44642.93	120.46	0.50	
214363	209633.3	44634.54	107.85	0.20	
214364	209634.2	44639.07	105.98	0.11	
214365	209637.1	44643.00	104.77	0.21	
214366	209639.9	44646.92	103.56	0.12	
214367	209642.8	44650.83	102.27	0.14	
214368	**209645.6**	**44654.74**	**100.97**	**5.42**	
214369	**209649.2**	**44658.18**	**100.36**	**11.55**	
214370	**209651.6**	**44662.40**	**99.24**	**0.92**	
214371	**209654.4**	**44666.42**	**98.28**	**3.31**	
214372	**209657.1**	**44670.36**	**96.74**	**0.58**	
Landslip	**5 metres**	**wide**	**assume**	**0.00**	
Landslip	**5 metres**	**wide**	**assume**	**0.00**	
214399	**209660.2**	**44683.87**	**94.79**	**0.74**	
214400	**209658.0**	**44687.99**	**93.00**	**1.67**	
214401	**209656.9**	**44692.58**	**91.37**	**0.82**	
214402	**209657.0**	**44697.25**	**89.58**	**2.23**	
214403	**209657.3**	**44701.97**	**87.95**	**0.36**	
214404	**209658.4**	**44706.63**	**86.49**	**0.45**	
214405	**209659.4**	**44711.29**	**85.03**	**0.42**	
214406	**209660.1**	**44716.11**	**83.90**	**0.63**	
214407	**209660.0**	**44721.11**	**83.73**	**0.47**	
214408	**209660.9**	**44725.98**	**84.42**	**0.90**	
214409	**209663.6**	**44730.08**	**85.46**	**0.61**	
214410	**209668.4**	**44731.11**	**86.33**	**0.51**	95m @ 1.66 g/t
214411	209672.7	44728.78	87.03	0.16	
214412	209676.3	44725.26	87.46	0.20	
214413	209678.9	44721.06	88.16	0.41	
214414	209681.6	44716.92	88.94	0.15	
214415	209684.3	44712.78	89.72	0.11	
214416	209687.3	44708.98	90.76	0.72	
214417	209692.3	44708.55	91.46	0.39	
214418	209697.2	44708.12	92.16	0.21	
213295	209673.1	44447.07	154.56	0.04	
213296	209668.2	44447.85	154.21	0.07	
213297	209663.2	44448.20	153.95	0.01	
213298	209658.2	44448.28	153.60	0.04	
213299	209653.3	44449.32	153.08	0.09	
213300	209648.5	44450.53	152.99	0.12	
213301	209644.0	44448.42	152.55	0.15	
213302	209640.2	44445.14	152.47	1.22	
213303	209637.0	44441.31	152.29	0.41	
213304	209634.0	44437.27	152.12	0.20	

Surface Sample No.	TIG mN	TIG mE	RL (m)	Au g/t	Intercept
213305	209629.9	44434.66	151.25	0.17	
213306	209624.5	44436.96	142.48	0.29	
213307	209620.1	44434.71	141.79	0.16	
213308	**209616.3**	**44431.52**	**141.18**	**0.80**	
213309	**209612.3**	**44428.53**	**140.65**	**1.42**	
213310	**209608.8**	**44425.05**	**139.79**	**0.69**	
213311	**209605.0**	**44421.85**	**139.35**	**1.21**	
213312	**209601.4**	**44418.42**	**138.57**	**0.54**	
213313	**209597.6**	**44415.32**	**137.70**	**1.16**	
213314	**209593.0**	**44413.56**	**136.75**	**1.18**	
213315	**209588.1**	**44413.82**	**136.40**	**0.84**	
213316	**209583.2**	**44414.94**	**135.96**	**1.01**	
213317	**209578.7**	**44417.12**	**135.35**	**1.00**	
213318	**209574.6**	**44419.83**	**134.92**	**1.04**	
213319	**209570.4**	**44422.54**	**134.48**	**1.00**	
213320	**209566.2**	**44425.18**	**134.13**	**1.70**	
213321	**209561.8**	**44427.33**	**133.09**	**0.36**	
213322	**209557.3**	**44429.33**	**132.22**	**0.39**	
213323	**209552.5**	**44430.86**	**131.61**	**0.33**	
213324	**209548.7**	**44433.20**	**133.73**	**1.15**	
213325	**209544.0**	**44434.98**	**133.29**	**0.49**	
213326	**209538.7**	**44436.09**	**141.86**	**0.90**	
213327	**209533.9**	**44434.72**	**141.34**	**0.45**	
213328	**209529.1**	**44433.52**	**140.73**	**0.98**	
213329	**209524.2**	**44432.58**	**139.95**	**0.87**	
213330	**209519.4**	**44431.47**	**139.08**	**0.64**	
213331	**209514.8**	**44430.04**	**138.04**	**0.31**	
213332	**209510.0**	**44429.46**	**136.49**	**1.00**	
213333	**209506.3**	**44432.70**	**135.71**	**0.68**	
213334	**209503.5**	**44436.81**	**135.10**	**0.84**	
213335	**209500.3**	**44440.37**	**133.64**	**0.73**	
213336	**209496.8**	**44443.69**	**132.51**	**0.62**	
213337	**209492.6**	**44446.38**	**131.73**	**4.22**	
213338	**209488.3**	**44448.80**	**131.47**	**1.33**	
213339	**209483.7**	**44450.75**	**131.03**	**1.34**	
213340	**209478.8**	**44451.78**	**130.60**	**3.39**	
213341	**209473.9**	**44452.38**	**129.73**	**4.42**	
213342	**209469.1**	**44453.15**	**128.86**	**2.50**	
213343	**209464.2**	**44454.18**	**128.08**	**1.07**	
213344	**209459.3**	**44454.95**	**127.38**	**0.17**	
213345	**209454.6**	**44456.05**	**126.34**	**0.24**	
213346	**209453.8**	**44461.98**	**135.26**	**0.90**	
213347	**209455.7**	**44466.47**	**134.05**	**0.18**	
213348	**209458.5**	**44470.42**	**132.93**	**0.28**	
213349	**209466.9**	**44482.53**	**130.84**	**0.51**	
213350	**209469.4**	**44486.82**	**130.23**	**0.37**	
213351	**209471.9**	**44491.08**	**129.62**	**0.60**	
213352	**209474.4**	**44495.38**	**129.02**	**0.50**	
213353	**209477.0**	**44499.63**	**128.41**	**0.62**	
213354	**209479.9**	**44503.64**	**127.80**	**1.66**	
213355	**209482.1**	**44508.07**	**127.19**	**1.29**	

Surface Sample No.	TIG mN	TIG mE	RL (m)	Au g/t	Intercept
213356	**209483.6**	**44512.85**	**127.10**	**1.06**	
213357	**209476.1**	**44524.92**	**125.38**	**3.61**	
213358	**209473.3**	**44529.06**	**125.04**	**4.16**	
213359	**209470.7**	**44533.34**	**124.95**	**2.60**	
213360	**209468.5**	**44537.83**	**124.95**	**1.85**	
213361	**209464.2**	**44540.23**	**124.17**	**0.97**	
213362	**209463.9**	**44545.50**	**119.05**	**1.05**	
213363	**209459.6**	**44547.92**	**119.31**	**1.32**	
213364	**209455.2**	**44550.33**	**119.74**	**0.83**	
213365	**209451.4**	**44553.54**	**120.09**	**1.04**	
213366	**209448.1**	**44557.30**	**120.53**	**0.63**	295m @ 1.17 g/t
213367	209444.4	44560.61	121.22	0.09	
213368	209440.3	44563.40	120.79	0.04	
213369	209437.2	44567.28	120.96	0.03	
213370	209435.5	44571.98	121.14	0.04	
213371	209437.2	44576.67	121.05	0.03	
213372	209440.0	44580.82	120.87	0.03	
213373	209442.9	44584.86	120.79	0.04	
213374	209446.1	44588.68	121.14	0.04	
213375	209449.2	44592.62	121.22	0.03	
213376	209451.9	44596.81	121.40	0.03	
213377	209454.3	44601.23	121.49	0.11	
213378	209456.5	44605.68	121.66	0.10	
213379	209458.8	44610.13	121.49	0.32	
213380	209461.5	44614.32	121.40	0.27	
213381	209463.2	44619.00	120.96	0.24	
213382	209459.9	44623.79	116.53	0.16	
213383	209461.0	44628.66	116.27	0.11	
213384	209461.3	44633.63	116.70	0.25	
213385	209461.5	44638.38	118.25	0.83	
213386	209457.9	44641.85	118.08	0.39	
213387	209454.7	44645.56	117.12	0.28	

These 5 metre composite road channel sample intercepts stemmed from the drilling of hole MN001 which contained three previously reported significant intercepts of:

- **13m at 4.20 g/t gold** (oxide) from surface, including 1m at 11.35 g/t from 8 metres
- **4m at 1.49 g/t gold** (sulphide) from 22 metres
- **6m at 4.78 g/t gold** (sulphide) from 143 metres including 1m at 11.45 g/t from 143m.


MONUN 'MIDDLE EAST'
Structural interpretation and Au values
>1.2 g/t Au
Channel samples
0.7 - 1.2 g/t Au
0.4 - 0.7 g/t Au
0.2 - 0.4 g/t Au
0 - 0.2 g/t Au
S1 structure (rotated)
S2 structure
30m @1.19 g/t Au
90m @1.79 g/t Au
A
MN001
13m @4.20 g/t Au
(All oxide, 0 - 13 m)
4m @1.49 g/t Au
(fresh rock, 20 - 24 m)
6m @4.78 g/t Au
(fresh rock, 143 - 149 m)
25m @6.3 g/t Au,
including 5m @ 18.15 t Au
(Silas' outcrop)

When combined with the recently interpreted geophysical surveys in the region, these channel sample results indicate that Monum Creek most likely represents the south-easterly extension of the Sorowar deposit, Simberi's largest single deposit with a total resource (measured, indicated and inferred) of 1.258 million ounces and oxide(as well as minor entrained transitional and sulfide) material ore reserves of 546,000 ounces of gold. This apparent strike extension is in the order of 300 metres, which is significant in the context that Sorowar has a strike length of approximately 700 metres.

Geophysical Induced Polarization Survey:

Induced polarisation (IP) survey work on ML136 on Simberi Island commenced in November 2006 and is still ongoing. The survey is being run along north-south pole-dipole lines 400 metres apart with infill being undertaken at 200 metre line spacing, as required.

A deep substantial, horizontally tabular IP chargeability anomaly (indicative of disseminated sulfides) has been defined in the Patan area. This coherent anomaly strikes in a north-westerly direction and has a strike length in excess of 1100 metres and a width of approximately 800 metres.


TIG 44800mE
PATAN HILL
TIG 45200mE
TIG 45600mE
TIG 45900mE
211000mE
NORTH
0
500m
1km
Scale
Patan
IP chargeability anomaly

This newly discovered chargeability anomaly has never been tested by drilling. However, soil sampling conducted by Kennecott on the late 1980's over what is now described as the Patan prospect revealed an anomaly measuring 250m x 50m with values exceeding **0.2 g/t gold.**

Follow-up bulldozer benching by Kennecott at this prospect returned a best composite channel sample result of **25m @ 4.11 g/t gold.**

Kennecott subsequently drilled 10 RC holes in 1990, the best intercepts being:

RC433: **56m @ 1.38 g/t gold from surface**

RC441: **4m @ 11.28 g/t gold from 4 metres**, *including*
2m @ 21.85 g/t gold from 6 metres

The strike direction of the Patan IP chargeability anomaly is parallel to the NW-trending Sorowar linear magnetic low as depicted in the following map which also shows the location of the Sorowar drillholes relative to aeromagnetic anomalism. The magnetic 'lows' (coloured dark blue) are the result of magnetite destruction caused by hydrothermal processes that, in turn, are also manifested as potassic alteration.


IP PROGRAMS
Legend
Matanabol Creek
SOROWAR
KEKENMINDA
PATAN
PIGIPUT
PATAN IP
CHARGEABILITY ANOMALY
212000 mN
211000 mN
210000 mN
209000 mN
ALLIED GOLD LTD
PATAN PROSPECT
IP Chargeability Anomaly
with Aeromagnetics &
Completed IP

Background to the Monun Creek Prospect

The Monun Creek prospect is located off the main topographic ridge and its spur lines, which have been the subject of previous concentrated drilling. It lies on a large geophysical anomaly to the south-east of the Sorowar deposit.

The above mentioned channel sample intercepts, coupled with the 13m oxide drill intercept in MN001 and the interpretation of the results of the current ongoing geophysical surveys in the area, indicates that **the Sorowar oxide deposit is likely to extend an additional strike length of 300 metres to the south-east to Monun Creek.**

TATAU & BIG TABAR ISLANDS – EL 609

Hand bucket-auger sampling continued on Tatau Island, with samples of C-horizon soil being collected at 50 metre intervals along reconnaissance lines 800 metres apart. Ultimately, a geophysical pole-dipole induced polarization survey will be conducted along these lines.

Induced polarisation (IP) survey work on the northern end of Big Tabar Island has commenced on the Tupinda caldera, with line-cutting commencing on 14th June and readings starting on 30th June 2007. The survey is being run along north-south pole-dipole lines 400 metres apart with infill to be undertaken at 200 metre and 100 metre line spacings, as required.

The Warden's hearing for the renewal of EL 609 was held on 5th June 2007 but was adjourned to a date to be fixed, possibly in late September or early October.

EXPLORATION FORWARD PROGRAM

During the forthcoming September quarter, once purchased drilling equipment has arrived on site, there will be a resumption of exploration drilling once purchased drilling equipment has arrived on site. Once these rigs are commissioned, resource definition drilling will concentrate on Simberi sulphides as well as follow up drilling targeting the highly encouraging channel sampling results received from Monun Creek.

The sulphide drilling will be concentrated primarily on the Pigiput deposit and will follow a drill plan recommended by Golder Associates that entails a phased approach with 37 holes totalling 6,000 metres in Phase 1 and 87 holes totalling 15,000 metres in Phase 2.

The geophysical IP chargeability targets that have been defined thus far on ML 136 will also be tested with diamond core drilling.

Large-scale reconnaissance IP surveys will continue during the forthcoming quarter, with one unit operating over ML136 and EL609 on Simberi Island. The second IP unit will continue on the large-scale reconnaissance IP survey on EL609 over the Tupinda caldera on the northern end of Big Tabar Island, preparatory to drilling early next year. Both IP units are company-owned and are operated by company crews.

CORPORATE

CASH AND SECURITIES ON ISSUE

At 30 June 2007, Allied Gold Limited had AUD$12.4 million cash in hand. This represents 3.7 cents per Allied Gold Limited share.

There were also 24,778,249 shares issued during the quarter, on conversion of listed and unlisted options. Additionally, 2,040,000 unlisted options exercisable at $0.40 expiring 31 December 2008 were issued to Mirabaud Securities Limited as part of the fees for their services on a placement which was completed in the previous quarter.

The balance of shares issued on conversion of the listed options were issued immediately subsequent to the quarter end.

Issued securities as at 30 June 2007 comprised;

> *337,649,109* fully paid ordinary shares listed on the Australian Stock Exchange (ASX) and on the London Alternative Investment Market (AIM).
>
> 2,325,601options exercisable at $0.20. (These are the balance of the listed $0.20Options which were converted and shares issued immediately following the quarter end)
>
> 4,210,000 unlisted options exercisable at $0.50 and 750,000 unlisted options exercisable at $0.80 expiring 31 December 2008.
>
> 2,040,000 unlisted options exercisable at $0.40 expiring on 31 December 2008.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr Bohdan (Bob) Burban, Dip.App.Geol., F.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Burban s has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves."

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).